Exhibit 99.1

IR-138

CNinsure Announces Grant of Stock Options

GUANGZHOU, China, March 12, 2012 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that the board of directors of the Company has approved the grant of options to purchase up to 96,645,000 ordinary shares to certain directors, officers, key employees and sales agents, pursuant to the amended and restated 2007 Share Incentive Plan, at an exercise price of US$0.30 per ordinary share. These options will vest over a five-year period starting from May 31, 2012. As of the date of this announcement, outstanding and exercised stock options have reached 136,874,658, which is the maximum number of ordinary shares reserved for issuance under the 2007 Share Incentive Plan. The Company does not expect to adopt a new share incentive plan before 2014.

Commenting on the option grant, Mr. Chunlin Wang, chief executive officer of the Company, stated: “As a result of high inflation and intensified competition within the insurance market, the Chinese insurance industry has witnessed a drastic increase in labor costs and faced significant challenges in stemming the outflow of talent. We began feeling these pressures in 2011. To cope with these challenges and ensure the Company’s sustainable growth over the long run, we have pushed forward an internal operational restructuring and strategic transformation, which we expect will take several years to implement. During this period, retaining talent will be a crucial and challenging task. Therefore, we think it is necessary to grant options to our key personnel to align their interests closely with those of the Company and its shareholders, so as to enable them to benefit from the growth of the Company, increase the likelihood of the strategic transformation’s success and provide stronger returns to our shareholders in the long term.”

About CNinsure Inc.

CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of March 12, 2012, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2777 ext. 850

Email: qiusr@cninsure.net

Source: CNinsure Inc.